UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2018
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 2, 2018, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2018. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 4, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 2, 2018

Table of Contents	Exhibit 99.1

QIAGEN reports results for first quarter 2018

•	Net sales of $343.6 million (+12% actual, +6% CER) vs. 5% CER guidance

•	EPS $0.14; adjusted EPS $0.26 ($0.25 CER) vs. ~$0.23-0.24 CER guidance

•	Sample to Insight portfolio building momentum:

◦	QIAstat-Dx, a next-generation platform offering syndromic insights for a broad range of applications, launched in Europe

◦	QuantiFERON latent TB test growth fueled by geographic expansion and support from new clinical guidelines

◦	Natera partnership to expand test menu and value of GeneReader NGS System with a version of the market-leading NIPT assay for GeneReader

◦	Robust growth in QIAsymphony system placements toward 2018 goal for more than 2,300 cumulative placements

•	QIAGEN reaffirms 2018 outlook for growth in net sales and adjusted EPS
Venlo, the Netherlands, May 2, 2018 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter, exceeding goals for net sales and adjusted earnings per share while driving global expansion of its Sample to Insight portfolio of molecular testing solutions covering the continuum from basic research to clinical healthcare.
“Our results for the first quarter have launched QIAGEN into an exciting year of growth for 2018. Our portfolio of Sample to Insight solutions shows good momentum across a broad range of molecular testing needs, and new initiatives offer significant potential for adding to future growth,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“The Molecular Diagnostics and Pharma customer classes delivered the strongest sales advances in the first quarter, while the Americas and EMEA (Europe, Middle East, Africa) led in terms of regional growth. Progress in our Sample to Insight portfolio was fueled by multiple growth initiatives. We were particularly pleased with ongoing solid growth of the QuantiFERON latent TB test due to geographic expansion and new clinical guidelines in the U.S. and other countries, double-digit CER growth in our NGS portfolio of universal solutions and placements of the GeneReader NGS System, and robust placements of the QIAsymphony flagship automation system. In April we launched QIAstat-Dx, a next-generation platform designed to deliver accurate syndromic insights in a broad range of diagnostic areas. The initial launch in Europe, with panels for evaluation of respiratory and gastrointestinal infections, will be followed by a deep pipeline of other assays. We expect commercialization in the United States to start in 2019. Another new initiative in 2018 was the launch of a partnership with Natera, a leader in cell-free DNA genetic testing, to develop NGS assays for non-invasive prenatal testing as well as related assays for use on our GeneReader NGS System. QIAGEN is on track to achieve the 2018 targets for accelerating sales and adjusted earnings per share, and we are progressing to achieve our 2020 mid-term growth targets.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q1 2018
	2018	2017	Change
Net sales	343.6	307.7	12%
			(6% CER)
Operating income	47.9	23.8	102%
Adjusted operating income(1)	77.2	63.8	21%
Net income	32.3	17.7	83%
Adjusted net income(1)	59.6	50.8	17%
Diluted EPS(1)	$0.14	$0.08
Adjusted diluted EPS(1)	$0.26	$0.22
	($0.25 CER)

Net cash provided by operating activities(2)	48.2	60.2
Less purchases of property, plant and equipment	(18.9)	(16.0)
Free cash flow	29.3	44.2
(1) Adjusted figures exclude restructuring charges as detailed in accompanying reconciliation tables. Weighted number of diluted shares (Q1 2018: 232.5 million, Q1 2017: 234.9 million).
(2) Net cash provided by operating activities for Q1 2018 included $30 million payment for pre-paid royalties for Natera partnership.
CER - Constant exchange rates.

Net sales by product category and customer class

	Q1 2018
	Net sales: $343.6 million
	Sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$307	+7%	89%
Instruments	$37	+1%	11%

Molecular Diagnostics(1)	$161	+9%	47%
Applied Testing	$31	0%	9%
Pharma	$71	+8%	21%
Academia	$81	+3%	23%
(1) Includes companion diagnostic co-development revenues (Q1 2018: $8 million, +29% CER) and U.S. HPV sales (Q1 2018: $4 million vs. $4 million in Q1 2017).
Growth rates at CER, sales and sales contributions at actual FX rates. Tables may have rounding differences.

Net sales by geographic region

	Q1 2018
	Net sales: $343.6 million
	Sales (In $ m)	% CER change	% of sales
Americas	$159	+11%	46%
Europe / Middle East / Africa	$116	+4%	34%
Asia-Pacific / Japan(1)	$68	0%	20%
(1) Asia-Pacific / Japan region growth excluding business portfolio changes (Q1 2018: 2% CER).
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (Q1 2018: $46 million, +1% CER, 13% of sales / +10% CER growth excluding South Korea). Q1 2018: Rest of world represented less than 1% of net sales.
Growth rates at CER, sales and sales contributions at actual FX rates. Tables may have rounding differences.
First quarter 2018 results
Total net sales grew 12% at actual rates to $343.6 million in the first quarter of 2018 over the year-ago period, representing solid 6% growth at constant exchange rates (CER) plus about six percentage points of benefit from positive currency movements against the U.S. dollar. Organic sales, which excludes business portfolio changes and acquisition contributions (OmicSoft acquired in January 2017) in both periods, grew at a slightly faster pace than total net sales.
Among the customer classes, Molecular Diagnostics (+9% CER) led the sales performance in the first quarter of 2018 on double-digit CER gains for the QuantiFERON-TB test and solid growth in Personalized Healthcare, which was primarily due to higher revenues from companion diagnostic co-development projects. Applied Testing (+0% CER) rose at a double-digit CER rate in the U.S. on expansion of the forensics portfolio, but European sales were significantly lower due to the expiration of a national tender in the 2017 period. Pharma (+8% CER) advanced on high-single-digit CER growth in both consumables and instruments, while Academia (+3% CER) benefited from dynamic growth in instrument sales along with gains in consumables.
Operating income was $47.9 million in the first quarter of 2018 compared to $23.8 million in the same period of 2017. Adjusted operating income excluding restructuring and other items such as business integration, acquisition-related costs, litigation settlements and the amortization of intangible assets acquired in business combinations, rose 21% to $77.2 million compared to $63.8 million in the year-ago period. The adjusted operating income margin rose to 22% of adjusted net sales in the quarter compared to 21% in the same period of 2017, and rose about 280 basis points at constant exchange rates. At actual rates, the adjusted operating income margin improved due to lower Research & Development, Sales & Marketing and General & Administration costs as a percentage of total net sales, more than offsetting a modest decline in the adjusted gross margin due mainly to higher revenues from companion diagnostic co-development projects with margins below the group average.
Net income was $32.3 million, or $0.14 per diluted share (based on 232.5 diluted shares) compared to $17.7 million, or $0.08 per share (based on 234.9 million diluted shares) in the first quarter of 2017. Adjusted net income was $59.6 million, or $0.26 per share ($0.25 CER), compared to $50.8 million, or $0.22, in the year-ago period, with an adjusted tax rate of 20% in the first quarter of 2018 compared to 18% in the year-ago period.

Balance sheet and cash flows
At March 31, 2018, cash and cash equivalents increased to $814.9 million from $657.7 million at December 31, 2017. Net cash provided by operating activities was $48.2 million in the first three months of 2018, down from $60.2 million in the year-ago period, as results for the 2018 period included a $30.0 million payment for prepaid royalties for the Natera partnership. Free cash flow for the first quarter of 2018 was $29.3 million compared to $44.2 million in the prior-year period. Purchases of Property, Plant and Equipment rose to $18.9 million in the first three months of 2018 from $16.0 million in the same period of 2017. Net cash provided by investing activities was $108.6 million in the first three months of 2018, which included $162.1 million of net redemptions of short-term investments partially offset by $15.2 million in purchases of intangible assets including license payments of $10.0 million for the Natera partnership, compared to net cash used in investing activities of $11.6 million in the year-ago period, which included payments for the OmicSoft acquisition. Net cash used in financing activities was $2.2 million in the first three months of 2018 compared to $244.5 million in the first three months of 2017, which included a $234.9 million capital repayment for the synthetic share repurchase plan.
“Our longstanding commitment to disciplined capital allocation led QIAGEN to make two important investments for future growth during 2018 with the QIAstat-Dx acquisition and the Natera partnership, while also making a commitment to increase returns through a new share repurchase program,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We continue to execute on our strategy of accelerating sales growth while improving operational efficiency. A key driver has been our QIAGEN Business Services Center in Poland, which provides critical mass and scale for key administration areas, and we have now opened a second Center in Manila to further support growth and improve our efficiency.”
Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
QIAstat-Dx, a next-generation platform allowing syndromic insights through multiplexed molecular analysis, was launched in April 2018 with CE-IVD marking at the European Congress of Clinical Microbiology and Infectious Diseases (ECCMID). QIAGEN added this highly synergistic new product line through the acquisition of STAT-Dx, which was announced in January and completed in April. The QIAstat-Dx platform and the first QIAstat-Dx tests, extensive respiratory and gastrointestinal panels, are now being introduced across Europe and are expected to be launched in the United States and other markets during 2019 following regulatory reviews, while a deep menu of additional tests is in development.

•
QuantiFERON-TB, QIAGEN’s market-leading blood test for latent tuberculosis (TB) infection, continues to grow rapidly with geographic expansion and support from evolving clinical guidelines. In February, Japan approved the fourth-generation QuantiFERON®-TB Gold Plus (QFT®-Plus) for screening at-risk patient groups, joining more than 75 countries whose TB control programs are adopting QFT-Plus. Proactive latent TB screening and treatment continues to gain momentum from changing guidelines that have recently been issued by the World Health Organization, U.S. Centers for Disease Control and International Panel Physicians Association (IPPA).

•
Next-generation sequencing (NGS) sales continued to grow at a strong double-digit CER pace in the first quarter of 2018, driven by QIAGEN’s broad portfolio of platform-agnostic technologies as well as placements of the GeneReader NGS System. In March, QIAGEN partnered with Natera Inc., a leader in NGS assays for non-invasive prenatal genetic testing, to develop cutting-edge cell-free DNA tests for GeneReader, which will expand the future offering beyond the current focus on oncology. In April, more than 40 abstracts at the American Association for Cancer Research (AACR) Annual Meeting highlighted the value of QIAGEN solutions, including applications of GeneReader, liquid biopsy technologies and bioinformatics. Growth in QIAGEN’s bioinformatics solutions also benefited from broad uptake in clinical analysis, interpretation and reporting, as well as through several large-scale population genomics initiatives such as a new project in Qatar.

•
Personalized Healthcare benefited from the European launch of the therascreen PITX2 RGQ PCR Kit, the first clinically validated DNA methylation assay to predict the response of certain high-risk breast cancer patients to anthracycline-based chemotherapy. The CE-IVD marked kit, QIAGEN's first epigenetic test in breast cancer, is the latest addition to the broad therascreen portfolio delivering individualized genetic insights in lung, colorectal and other cancers. QIAGEN is currently working on dozens of companion diagnostic projects under more than 25 master collaboration agreements with pharmaceutical and biotechnology companies. QIAGEN recently entered into a strategic partnership with Spanish company Pangea Oncology for the joint development of new molecular NGS-based diagnostic tests, applying a multiplex liquid biopsy technology in precision oncology.

•
In Applied Testing, to optimize its presence in veterinary testing, QIAGEN reached an agreement in April 2018 with Fidelio Capital, a Swedish firm that has made significant investments in animal health, to support the creation of INDICAL BIOSCIENCE GmbH, a new company created by Fidelio. As part of the agreement, INDICAL has acquired QIAGEN’s portfolio of veterinary testing assays. Sales of the products being transferred to INDICAL were approximately $7 million for the full-year 2017. This new agreement does not affect QIAGEN’s guidance for full-year 2018 sales.

Outlook
QIAGEN reaffirms its guidance for total net sales growth of about 6-7% CER for full-year 2018 based on the strong results in the first quarter of the year. This guidance includes anticipated sales of about $7 million during the second half of 2018 from the acquisition of STAT-Dx, as well as about 1.5 percentage points of headwind from reduced U.S. HPV test sales compared to 2017. QIAGEN also continues to expect adjusted diluted EPS of about $1.31-1.33 CER for full-year 2018.
Based on exchange rates as of April 30, 2018, currency movements for full-year 2018 against the U.S. dollar are expected to have a positive impact on 2018 net sales of about 2-3 percentage points, and a positive impact of about $0.01-0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2018.
For the second quarter of 2018, total net sales are expected to grow approximately 5-6% CER, with the launch of the QIAstat-Dx multiplex system not expected to generate any material sales during the period. Adjusted diluted EPS are expected to be about $0.31-0.32 CER. Based on exchange rates as of April 30, 2018, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about 2-3 percentage points in the second quarter of 2018, and a positive impact of up to $0.01 per share on adjusted diluted EPS.

Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Thursday, May 3, 2018, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted net income, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of March 31, 2018, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected sales, adjusted net sales and adjusted diluted earnings per share results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
John.gilardi@qiagen.com

Dr. Sarah Fakih
Director Investor Relations
+49 2103 29 11457
Sarah.fakih@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
Thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2018	2017
Net sales	343,568	307,706
Cost of sales	117,894	111,861
Gross profit	225,674	195,845
Operating expenses:
Research and development	39,522	36,939
Sales and marketing	96,079	91,460
General and administrative, restructuring, integration and other	31,951	34,017
Acquisition-related intangible amortization	10,180	9,678
Total operating expenses	177,732	172,094
Income from operations	47,942	23,751
Other income (expense):
Interest income	4,674	1,910
Interest expense	(15,020)	(10,161)
Other income, net	1,547	983
Total other expense	(8,799)	(7,268)
Income before income taxes	39,143	16,483
Income taxes	6,848	(1,168)
Net income	32,295	17,651

Diluted net income per common share	$0.14	$0.08
Diluted net income per common share (adjusted)	$0.26	$0.22

Diluted shares used in computing diluted net income per common share	232,533	234,881

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended March 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	343.6	225.7	47.9	39.1	(6.8)	17%	32.3	$0.14
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.2	4.5	4.5	(1.3)		3.3	0.01
Purchased intangibles amortization	—	14.6	24.8	24.8	(6.4)		18.4	0.08
Non-cash interest expense charges	—	—	—	8.2	—		8.2	0.04
Other special income and expense items (including U.S. tax reform)	—	—	—	(2.6)	—		(2.6)	(0.01)
Total adjustments	0.1	14.9	29.3	35.0	(7.7)		27.3	0.12
Adjusted results	343.7	240.6	77.2	74.1	(14.5)	20%	59.6	$0.26

* Using 232.5 M diluted shares.

Three months ended March 31, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	307.7	195.8	23.8	16.5	1.2	NM	17.7	$0.08
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.6	1.0	9.7	9.7	(2.6)		7.1	0.04
Thereof efficiency program	—	0.3	3.8	3.8	(0.8)		3.0	0.02
Purchased intangibles amortization	—	20.7	30.3	30.3	(10.3)		20.0	0.08
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.1	0.8		0.9	0.00
Total adjustments	0.6	21.7	40.0	45.1	(12.1)		33.0	0.14
Adjusted results	308.3	217.5	63.8	61.7	(10.9)	18%	50.8	$0.22

* Using 234.9 M diluted shares
 NM - Not meaningful
Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2018	December 31, 2017
Assets	(unaudited)
Current assets:
Cash and cash equivalents	814,923	657,714
Short-term investments	199,269	359,198
Accounts receivable, net	331,851	329,138
Income taxes receivable	45,906	39,509
Inventories, net	160,195	155,927
Prepaid expenses and other current assets	192,627	106,487
Total current assets	1,744,771	1,647,973
Long-term assets:
Property, plant and equipment, net	503,937	494,321
Goodwill	2,020,174	2,012,904
Intangible assets, net	499,919	499,318
Deferred income taxes	42,184	39,353
Other long-term assets	294,371	344,647
Total long-term assets	3,360,585	3,390,543
Total assets	5,105,356	5,038,516
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	417,907	—
Accounts payable	46,501	59,205
Accrued and other current liabilities	327,967	244,114
Income taxes payable	22,979	21,473
Total current liabilities	815,354	324,792
Long-term liabilities:
Long-term debt, net of current portion	1,354,072	1,758,258
Deferred income taxes	76,547	76,727
Other long-term liabilities	278,843	337,743
Total long-term liabilities	1,709,462	2,172,728
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 203,829 shares	2,702	2,702
Additional paid-in capital	1,640,201	1,630,095
Retained earnings	1,243,503	1,247,945
Accumulated other comprehensive loss	(205,564)	(220,759)
Less treasury stock, at cost — 3,504 and 4,272 shares in 2018 and 2017, respectively	(100,302)	(118,987)
Total equity	2,580,540	2,540,996
Total liabilities and equity	5,105,356	5,038,516

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2018	2017
Cash flows from operating activities:
Net income	32,295	17,651
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	52,914	54,753
Amortization of debt discount and issuance costs	8,448	5,196
Share-based compensation expense	10,106	8,905
Deferred income taxes	(1,308)	1,306
(Gain) loss on marketable securities	(3,030)	1,055
Other items, net including fair value changes in derivatives	1,722	(3,998)
Net changes in operating assets and liabilities:
Accounts receivable	(269)	34,280
Inventories	(5,123)	(8,778)
Prepaid expenses and other current assets	11,191	(3,537)
Other long-term assets	(29,925)	(2,767)
Accounts payable	(17,492)	(9,328)
Accrued and other current liabilities	(5,401)	(23,013)
Income taxes	(4,405)	(11,241)
Other long-term liabilities	(1,508)	(327)
Net cash provided by operating activities	48,215	60,157
Cash flows from investing activities:
Purchases of property, plant and equipment	(18,898)	(15,977)
Proceeds from sale of equipment	—	48
Purchases of intangible assets	(15,200)	(8,429)
Purchases of investments	(3,091)	(3,991)
Cash paid for acquisitions, net of cash acquired	—	(49,678)
Purchases of short-term investments	(84,590)	—
Proceeds from redemptions of short-term investments	246,668	65,234
Cash (paid) received for collateral asset	(13,690)	1,200
Other investing activities	(2,671)	—
Net cash provided by (used in) investing activities	108,528	(11,593)
Cash flows from financing activities:
Capital repayment	—	(243,945)
Principal payments on capital leases	(349)	(357)
Proceeds from issuance of common shares	292	1,886
Other financing activities	(2,136)	(2,035)
Net cash used in financing activities	(2,193)	(244,451)
Effect of exchange rate changes on cash and cash equivalents	2,659	2,153
Net increase (decrease) in cash and cash equivalents	157,209	(193,734)
Cash and cash equivalents, beginning of period	657,714	439,180
Cash and cash equivalents, end of period	814,923	245,446

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	48,215	60,157
Purchases of property, plant and equipment	(18,898)	(15,977)
Free Cash Flow	29,317	44,180

(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.